Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

April 30, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”)
Soliciting Material filed by Icahn Partners et al.
Filed April 19, 2013
File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 23, 2013, relating to the soliciting material filed by the Icahn Entities with the Commission on April 19, 2013 (the “Material”).   This letter is being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Soliciting Material

General

1.
We note your response to comment one in our letter dated April 19, 2013; however, we are unable to agree with your analysis. You state that the pending litigation relates to an alleged breach of a director’s duty of due care, good faith and loyalty obligations to CVR’s minority shareholders by two of your nominees. Please revise to include the information required by Instruction 4 to Item 103 of Regulation S-K and corresponding Item 7(a) of Schedule 14A in a proxy supplement.

In response to the Staff’s comment and as previously disclosed to the Staff, the Icahn Entities respectfully advise the Staff that on June 5, 2012, City of Tamarac Firefighter Pension Trust Fund and City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a complaint (the “Tamarac Litigation”) in the Court of Chancery of the State of Delaware against the Board of Directors of CVR Energy, Inc. (“CVR”) and IEP Energy LLC (“IEP Energy”).  (The case number is No. 7597-CS).  As directors of CVR, both Mr. Lipinski and Mr. Merksamer, as well as all other directors of CVR, were named as defendants in the Tamarac Litigation.  The complaint alleged, among other things, that the controlling shareholder of CVR, IEP Energy and the directors of CVR breached their respective duty of due care, good faith and loyalty obligations to CVR’s minority shareholders.  The plaintiffs allege that the Board of CVR should have adopted a poison pill to prevent IEP Energy, the owner of approximately 80% of the shares of CVR, from buying additional shares of CVR in the open market at market prices.  As relief, the plaintiffs request that the court enjoin IEP Energy from purchasing any more CVR shares on the open market, compel the Board to adopt a poison pill and award unspecified monetary damages. The complaint was amended on August 10, 2012 and further amended on October 9, 2012.  Attached as Exhibit A to this letter are the relevant pleadings in connection with the Tamarac Litigation.

Item 103 of Regulation S-K and the corresponding Item 7(a) of Schedule 14A generally require the disclosure in a proxy statement of “any material pending legal proceedings, other than ordinary routine litigation incidental to the business.”  In addition, Instruction 4 to Item 103 of Regulation S-K requires disclosure of any material proceedings to which any director or certain other persons is a party adverse to the registrant or has a material interest adverse to the registrant.

The applicable disclosure rules are subject to a materiality standard.  Therefore, if a pending legal proceeding is not material, disclosure is not required.  In addition, the matters required to be disclosed by Instruction 4 to Item 103 of Regulation S-K are matters where the subject person is adverse to the registrant or has a material interest adverse to the registrant.

 In assessing the materiality of the Tamarac Litigation, the Icahn Entities assessed a number of factors including the nature of the claims, the demanded relief, the likelihood of success, the procedural stage of the litigation and the impact of the foregoing on Mr. Lipinski and Mr. Merksamer.  Given the unprecedented nature of the relief requested in the circumstances described above, the Icahn Entities’ view that the claims will not be successful, the early stage of the litigation and the absence of any material impact on Mr. Lipinski and Mr. Merksamer if the litigation is resolved in favor of the plaintiffs, the Icahn Entities concluded that the Tamarac Litigation is not material to any of the parties involved including Mr. Lipinski or Mr. Merksamer.

Instruction 4 to Item 103 of Regulation S-K requires disclosure of material proceedings where the subject person is adverse to the registrant or has a material interest adverse to the registrant.  In the context of the Tamarac Litigation, neither Mr. Lipinski nor Mr. Merksamer is adverse to the registrant, Transocean, and further, neither Mr. Lipinski nor Mr. Merkamer is adverse to CVR, and nor do either Mr. Lipinski or Mr. Merksamer have a material interest adverse to the registrant, Transocean, or CVR.  Even if it were concluded that Mr. Lipinski and Mr. Merksamer are adverse to CVR or have an interest adverse to CVR, in neither case, would disclosure be required because such proceeding would still have to meet the materiality standard.  As discussed in the prior paragraph, the Icahn Entities have assessed a number of factors relating to the Tamarac Litigation to determine materiality and have reasonably concluded that the Tamarac Litigation is not material.

As the Staff is aware, the Delaware plaintiffs bar is well staffed with counsel seeking legal fees though the filing of endless and often meaningless litigation.  The Icahn Entities believe that the Tamarac Litigation falls into that category.

2.	In future filings, please revise to check the box for Definitive Additional Materials since Rule 14a-12 applies to solicitations made before furnishing security holders with a proxy statement.

The Icahn Entities respectfully confirm that in future filings, the Icahn Entities will check the box for Definitive Additional Materials.

Carl C. Icahn Issues Open Letter to Transocean Shareholders

How Can a Company be Trusted to Allocate Capital If They Can’t Even Calculate Shareholder Returns

3.
We note you state that Transocean’s statement of its 3 and 5 year stock performance for the periods prior to Macondo is “a blatant misstatement of the facts” and are “incorrect numbers,” “misleading information,” “absurdly wrong” and “are just not true.” Please revise these statements and refile to clarify the reasons for the difference in the calculation of returns and specifically, whether it is due to a different peer group being used or some other variation in the underlying data. Refer to Rule 14a-9(c). In this regard, we note that Transocean has included Pacific Drilling and Hercules in its peer group, while you have not included these companies.

On April 15, 2013, Transocean reported their 3 and 5 year stock performance for the periods prior to Macondo (April 20, 2010) as 54% and 171%, respectively.  The Icahn Entities disagreed with this calculation and believed the Company’s performance for the applicable 3 and 5 year periods was 4% and 73%, respectively, and made their position public.  On April 18, 2013, the Company materially revised their disclosure to report that the performance was actually 11% and 84% for the applicable 3 and 5 year periods, respectively.  The Icahn Entities publicly disagreed with the revised calculation believing it to be incorrect.  On April 24, 2013, the Company further revised its disclosure to report that the performance was actually 4% and 72% for the 3 and 5 year periods, respectively.  The Company’s April 24 disclosure finally aligned with the calculations that the Icahn Entities had been claiming as the actual Company performance for the applicable 3 and 5 year periods.  (See Exhibit B for each of the Company’s disclosures referenced in this paragraph, as well as Bloomberg screen shots for the applicable 3 and 5 year periods that corroborate the Icahn Entities’ calculations.  See Exhibit C for the Icahn Entities’ calculation of shareholder return for the applicable 3 and 5 year periods).

Based on the fact that the Company calculated its stock performance for the applicable 3 and 5 year periods as being 54% and 171%, instead of 4% and 73%, the Icahn Entities reasonably concluded that the Company’s numbers were “incorrect numbers”, represented “misleading information”, were “absurdly wrong” and “just not true”.  As the Staff can see, the error was not one of degrees, but one involving a magnitude where the actual performance was materially different than the performance claimed by the Company.  Based on this materiality, the Icahn Entities believed that they had a reasonable basis to make the above-referenced statements.  Furthermore, the Company’s disclosure on April 24, 2013 is consistent with the performance numbers claimed by the Icahn Entities, in effect, corroborating the claims made by the Icahn Entities.  Meaning, at this point, there does not appear to be any meaningful disagreement between the Company and the Icahn Entities as to the veracity of the performance numbers consistently claimed by the Icahn Entities.  It should be further noted that on April 25, the Company filed a revised investor presentation that eliminated the “outperformance” slide.

On April 24, 2013, the Company asserted that the error resulted from relying on Capital IQ and that Capital IQ had an error in its methodology for computing total shareholder return.  (See Exhibit B).  Although the Icahn Entities do not know the precise error, it likely involved the failure by the Company and Capital IQ to properly account for the Company’s share exchange in 2007 at the time of the Global Santa Fe merger as well as failing to adjust for dividend reinvestment.  The Icahn Entities believe that the Company is in a better position to explain the error for their calculations.  The difference for the calculation, however, would not have involved the use of a different peer group.  The composition of the peer group only impacts the calculation of the peer group performance; it does not impact the calculation of the Company’s performance, and none of the Icahn Entities’ statements referenced in comment number three were directed at the peer group performance.

4.
We note the following statement, which appears to impugn the character, integrity or personal reputation of the board and management: “If the board and management cannot be trusted to know the performance of their company and know when a disclosure is being made by management is just absurdly wrong, how can they be trusted to make decisions regarding significant capital allocation questions and to manage the operations of a complex multinational company.” Please disclose the factual foundation for such an assertion or delete the statement in future solicitations. In this regard, please note that characterizing a statement as one’s opinion does not eliminate the need to provide a proper foundation for the statement and that the factual foundation for such an assertion must be reasonable. Refer to Note (b) to Rule 14a-9.

    The Icahn Entities respectfully refer the Staff to the discussion included above in response to comment number three.  Based on the analysis provided in response to comment number three, as well as the Exhibits referenced therein, the Icahn Entities had a reasonable basis to conclude that the board and management of Transocean made a material error in calculating the performance of the Company and failed to realize that the disclosure related to such performance was materially wrong.  In the Icahn Entities’ view, based on the error in calculation as well as the failure to realize the disclosure was materially wrong, it draws into question the overall ability of the board and management to effectively run the Company which requires skills significantly more sophisticated and complex than those required to calculate and disclose shareholder returns accurately.

The Icahn Entities do not view the above quoted statement in comment number 4 as impugning the character, integrity or personal reputation of the board and management.  Instead, the purpose of the statement quoted in comment number four was to call into question the professional ability of the board and management when it comes to making sophisticated and complex decisions; decisions that in the view of the Icahn Entities require a higher level of sophistication than that needed to calculate and disclose shareholder returns accurately.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham

Filed with EDGAR without attachments